[Stradley Ronon Stevens & Young, LLP Letterhead]

July 20, 2012

VIA EDGAR

Mr. Howie Hallock
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         The DFA Investment Trust Company
File No. 811-7436

Dear Mr. Hallock:

On behalf of The DFA Investment Trust Company (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed on June 21, 2012 by you via telephone to me, with regard to the Registrant’s Amendment No. 48 to the registration statement on Form N-1A (the “Registration Statement”) that was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 7, 2012 under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Registrant filed the Registration Statement in order to revise disclosure regarding The DFA Short Term Investment Fund (the “Fund’) in connection with the Fund’s conversion from a stable net asset value fund to a fluctuating net asset value fund.  Below we have restated your comments (in bold) and have provided the Registrant’s response to each comment.  These responses will be incorporated into an amendment to the Registration Statement to be filed on or about July 25, 2012.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.	Text: The last sentence of the second to last paragraph on page 27 in the section titled “Investment Objectives and Policies- The DFA Short Term Investment Fund” states:

The Money Market Series will limit its purchases of any one issuer’s securities (other than U.S. government securities and securities that are guaranteed by another party) to 5% of the Series’ total assets, except in limited circumstances permitted under Rule 2a-7.

Comment:  With regard to the securities that are guaranteed by another party, does the Fund have criteria for determining what is an acceptable guarantee?

Proposed Response:  The Fund uses Rule 2a-7’s definition of “Guarantee.”  Consistent with Rule 2a-7 and the Fund’s “Procedures Under Rule 2a-7 for a Fund that Holds Itself as a Money Market Fund Under Rule 2a-7,” in order for the Fund to forego issuer diversification testing with regard to a security with a Guarantee, the Guarantee must be a “Guarantee Issued by a Non-Controlled Person” (as defined in Rule 2a-7) of the issuer of the security.

2.	Text: The last paragraph on page 27 that carries over to page 28 in the section titled “Investment Objectives and Policies- The DFA Short Term Investment Fund” states:

Unlike a traditional money market fund, the Money Market Series does not seek to maintain a stable share price of $1.00.  As a result, the Money Market Series’ share price, which is its net asset value per share, will vary and reflect the effects of unrealized appreciation and depreciation and realized losses and gains.  Because the Money Market Series will not seek to maintain a stable share price of $1.00, the Advisor believes that the likelihood of redemptions by shareholders solely to avoid unrealized depreciation or realized losses will be mitigated, but there is no guarantee that the Money Market Series will not experience redemptions based upon unrealized depreciation, realized losses or other factors.

Comment:  Highlight the above disclosure.  Also, consider revising the last sentence of the disclosure so that it more clearly explains the implications to investors of the Fund’s fluctuating net asset value.

Proposed Response:  Registrant has revised and bolded the above disclosure as follows:

Unlike a traditional money market fund, the Money Market Series does not seek to maintain a stable share price of $1.00.  As a result, the Money Market Series’ share price, which is its net asset value per share, will fluctuate due to the Series’ own investment experience and reflect the effects of unrealized appreciation and depreciation and realized losses and gains.  A money market fund that seeks to maintain a stable net asset value may be more susceptible to an increased risk of shareholder redemptions and the exacerbation of potential losses if investors anticipate that the money market fund may no longer be able to redeem its shares at its $1.00 share price (i.e., break a dollar).  Because the Money Market Series will not seek to maintain a stable share price of $1.00, the Advisor believes that there may be less motivation for shareholders of the Money Market Series to redeem shares solely in an effort to act before depreciation and losses are reflected in the share price.  However, there is no guarantee that the Money Market Series will not experience redemptions based upon unrealized depreciation, realized losses or other factors.  Further, because the Money Market Series does not seek to maintain a stable share price, investors should expect the value of their investment to vary and reflect the value of the Money Market Series’ holdings.

3.	Text: Pages 29 and 30, the section titled “Investments in the Banking Industry” states:

The Money Market Series will invest more than 25% of its total assets in obligations of U.S. and/or foreign banks and bank holding companies (“banking industry securities”).  For the purpose of this policy, which is a fundamental policy of the Money Market Series and can only be changed by a vote of the shareholders of the Series, banks and bank holding companies are considered to constitute a single industry, the banking industry.  The types of bank and bank holding company obligations in which the Money Market Series may invest include: certificates of deposit, bankers’ acceptances, commercial paper, and other debt obligations issued in the United States that mature within 397 days of the trade date, provided such obligations meet the Money Market Series’ established credit rating criteria as stated under “Description of Investments.”  In addition, the Money Market Series is authorized to invest more than 25% of its total assets in Treasury bonds, bills, and notes, and obligations of federal agencies and instrumentalities.

Comment:  On page 55 of the Part B, paragraph 9 discloses the industry concentration policy of the Funds.  Add to page 55 of the Part B the disclosure that indicates that the Fund will invest more than 25% of its total assets in obligations of U.S. and/or foreign banks and bank holding companies.

Proposed Response:  Registrant has added to the Part B disclosure regarding the Funds’ industry concentration policy new disclosure that indicates that the Fund will invest more than 25% of its total assets in obligations of U.S. and/or foreign banks and bank holding companies.

4.	Text: Pages 31 to 37- Item 9(c) Risks.

Comment:  For each of the principal risks disclosed, specify the particular fund to which the risk applies.  Some of the principal risks list the applicable funds (e.g., Foreign Securities) and others do not (e.g., Small Company Securities).

Proposed Response:  The disclosure has been revised as requested.

Text:  Page 31- Item 9(c) Risks- Market Risk.

Comment:  Highlight in the Market Risk disclosure that the Fund has a fluctuating net asset value.

Proposed Response:  The disclosure has been revised as requested.

5.	Text: Page 42, Item 11(a) Pricing of Fund Shares.

Comment:  Confirm whether or not there are any additional Form N-1A disclosure requirements regarding portfolio valuation and a money market fund’s termination of its use of  amortized cost procedures or penny-rounding pricing procedures.  Also respond supplementally whether the Fund will use amortized cost procedures to value fixed income securities with maturities of 60 days or less.

Proposed Response:  Registrant does not believe that it needs to provide additional disclosure regarding portfolio valuation in connection with the Fund’s conversion to a fluctuating net asset value fund.  The Fund will not use amortized cost procedures to value fixed income securities with maturities of 60 days or less.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (215) 564-8149 or in my absence, Mark Sheehan at (215) 564-8027.

Regards,

/s/ Kenneth L. Greenberg

Kenneth L. Greenberg, Esq.

cc:           Carolyn O
Jana L. Cresswell
Bruce G. Leto

Mark A. Sheehan
Joan O. Swirsky